



ITW Conference Call
First Quarter 2013

April 23, 2013

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding strategic initiatives and related benefits, operating performance, growth in free operating cash flow, revenue and margin growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, share repurchases, end market conditions, and the Company's related 2013 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2012.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures is contained throughout this presentation and is also available at our website www.ITW.com under "Investor Relations".

Conference Call Playback



- Replay number: 800-839-1334; No pass code necessary

- Telephone replay available through midnight of May 7, 2013

- Webcast / PowerPoint replay available at www.itw.com

- Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab

Enterprise Strategy Update



- ITW continues to execute its 2012-2017 Enterprise Strategy
- ITW is committed to shareholder value-adding initiatives: portfolio management, business structure simplification and strategic sourcing
- Overall execution is on track and operational benefits are being realized, contributing 40 bps of operating margin improvement in Q1. Impact will continue to accelerate as we move through 2013 and beyond.

Portfolio Management

- Announced strategic review of Industrial Packaging Segment (February 2013), and moved more than $600 million in 2013 forecasted revenues to discontinued operations
- These moves, when completed, largely represent the end of our portfolio repositioning initiative

Business Structure Simplification

- Execution continues across organization
- More than 100 BSS projects underway
- Simplification benefits expected in 2013/2014

Strategic Sourcing

- Hired Chief Procurement Officer and several segment & commodity leaders
- Wave 1 and 2 programs are actively underway
- Maximum impact expected in 2014 and beyond

Financial Performance Goals (by 2017):

- Organic growth: 200 bps above global IP   - ROIC: 20%+   - Operating margins: 20%+

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Reporting Changes



Discontinued Operations	• **Several existing and previously divested businesses reclassified to discontinued operations**
	
	• **2013 financial impact:**
	  • **$600+ million in forecasted annualized revenues, ~7% operating margin**
	  • **Full year forecast EPS dilution of 7 cents; 1 cent dilution in Q1**
	
	• **Historical income statement results reclassified to discontinued operations**

Segment Reporting Changes	• **Realigned reporting segments to better match our portfolio management strategy** • **Modified our segment expense allocation methodology for expenses held at corporate level** • **Historical results reflect new segment structure and new expense allocation methodology**
2012 Non-GAAP Results	• **2012 non-GAAP results exclude the impacts of the Decorative Surfaces business and sale transaction**



Q1 GAAP to Non-GAAP Reconciliation

ITW

$ in Millions, except per share amounts	Q1 2013 Total Revenue	Q1 2013 Operating Income	Q1 2013 Diluted EPS	Q1 2012 Total Revenue	Q1 2012 Operating Income	Q1 2012 Diluted EPS
Actual Results (GAAP)	**$4,009**	**$660**	**$1.01**	**$4,358**	**$694**	**$0.95**
Gain on incremental 51% acquisition	-	-	0.05	-	-	-
Decorative Surfaces operating results	-	-	-	275	42	0.06
Adjusted Results (Non-GAAP)	**$4,009**	**$660**	**$0.96**	**$4,083**	**$652**	**$0.89**
Q1 2013 Growth vs. 2012 (Non-GAAP)	*-1.8%*	*1.2%*	*7.9%*			



Q1 2013 Highlights

ITW

$ in Millions, except per share amounts	Q1 2013	Q1 2012	F/(U)
GAAP			
Operating Revenues	$ 4,009	$ 4,358	-8.0%
Operating Income	$ 660	$ 694	-4.9%
% of Revenues	*16.5%*	*15.9%*	*60 bps*
Diluted EPS from Continuing Operations	$ 1.01	$ 0.95	6.3%
Free Operating Cash Flow *	$ 277	$ 239	15.7%
Non-GAAP *			
Operating Revenues	$ 4,009	$ 4,083	-1.8%
Operating Income	$ 660	$ 652	1.2%
Diluted EPS from Continuing Operations, excluding discrete item and Decorative Surfaces	$ 0.96	$ 0.89	7.9%

- **Total operating revenue declined 1.8%, excluding Decorative Surfaces from 2012**
- **Organic revenue by category:**
  - **Equipment sales: -6%**
  - **Consumable sales: -1%**
- **Operating margins improved 60 bps vs. last year**
- **Adjusted Q1 EPS was 96 cents, 7.9% growth vs. adjusted Q1 2012 EPS**
- **Tax rate of 29%**

* See slide 6 and the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q1 2013 vs. 2012 Operating Results



	F(U) to Prior Year		
	Total Revenue	Operating Income	Operating Margin
Organic (Base) Business			
Operating Leverage	-2.7%	-6.6%	-70 bps
Changes in Variable Margin & Overhead Costs	-	6.1%	100 bps
Total Organic (Base)	**-2.7%**	**-0.5%**	**30 bps**
Acquisitions	1.3%	-0.1%	-20 bps
Divestitures	-6.4%	-5.2%	20 bps
Restructuring	-	1.1%	20 bps
Translation	-0.2%	-0.2%	10 bps
Total	**-8.0%**	**-4.9%**	**60 bps**

- **North America (primarily US) organic revenue declined 1.9%; International organic revenue down 3.5%**

- **Operating margins: +60 bps**
  - **Enterprise initiatives: +40 bps**
  - **Overhead management: +40 bps**
  - **Price/cost: +30 bps**
  - **Restructuring: +20 bps**
  - **Lower volume, operating leverage: -70 bps**

- **Q1 Restructuring expense of $25M; Full year forecast $120M - $135M**

Working Capital & Cash Flow





Net Trade Receivables & DSO *

	Q1 2012	Q1 2013
Trade Receivables	$2,861	$2,789
DSO	63.1	62.6



Inventory & MOH *

	Q1 2012	Q1 2013
Inventory	$1,598	$1,514
MOH	1.9	1.8



Avg. Invested Capital & ROIC **

	Q1 2012	Q1 2013
Avg. Invested Capital	$12,926	$12,562
ROIC	14.3%	14.9%

$ in Millions	Q1 2012	Q1 2013
Net cash provided by operating activities	$ 323	$ 366
Additions to plant and equipment	(84)	(89)
Free Operating Cash Flow ***	$ 239	$ 277

FY 2013 Free Operating Cash Flow conversion forecasted to be close to 100% of Income from Continuing Operations

• Excludes Decorative Surfaces and discontinued operations
** Excludes Decorative Surfaces. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
*** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Capital Structure



Capital Allocation Priorities

1. Organic Investments

2. Dividends $0 YTD

3. External Investments

Share Repurchases $366M YTD	Acquisitions $56M YTD

- **Organic investments continue to focus on key growth platforms and emerging market opportunities**

- **$366M of share repurchases in Q1; Full year forecast $850M+**

- **Approximately $70M annualized revenues acquired in Q1**

- **Jan 2013 $174M dividend payment accelerated to 4Q 2012**

Total Debt to Capital

Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
32%	33%	33%	32%	33%

Total Debt to Adjusted EBITDA*

Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
1.4	1.4	1.5	1.5	1.5

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.





Revenue Growth by Geography
Q1 2013 vs. 2012

ITW

-3%
-2%
-2%
-1%
-4%
-3%
-6%
-4%
1%
-0.3%
4%
6%
Total Company
North America
International
EMEA
Asia Pacific
South America
Organic (Base) Growth
Total Growth

- EMEA drives organic decline
- North America slightly weaker than expected
- Asia Pacific region reflects strong performance across China and India; Australia and Singapore down
- South American performance reflects improvements in Brazil

Note: Excludes Decorative Surfaces 2012 revenue and impact of currency

Q1 2013 Segment Results



$ in Millions	Q1 2013				F(U) vs. prior year		
	Total Revenue	Operating Income	Operating Margin	Adjusted Operating Margin *	Total Revenue	Organic (Base) Revenue *	Operating Margin
Test & Measurement and Electronics	$ 520	$ 68	13.0%	17.2%	-2.1%	-3.4%	120 bps
Automotive OEM	589	117	19.8%	19.9%	4.0%	4.0%	10 bps
Polymers & Fluids	495	72	14.6%	18.7%	-5.9%	-6.7%	-30 bps
Food Equipment	467	78	16.7%	17.4%	-1.2%	-2.5%	70 bps
Welding	472	122	26.0%	26.5%	-4.8%	-5.5%	-200 bps
Construction Products	418	49	11.7%	12.7%	-3.3%	-3.4%	320 bps
Specialty Products	481	96	19.9%	21.6%	3.6%	0.3%	80 bps
Industrial Packaging	579	72	12.4%	13.5%	-4.7%	-4.4%	130 bps
Intersegment	(12)						
Total Segments	**$ 4,009**	**$ 674**	**16.8%**	**18.5%**	**-1.8%**	**-2.7%**	**60 bps**
Unallocated	-	(14)	n/a				
Total Company	**$ 4,009**	**$ 660**	**16.5%**	**18.2%**	**-8.0%**	**-2.7%**	**60 bps**

Note: Adjusted operating margin excludes intangible amortization and other non-cash acquisition accounting items.
* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Q1 2013 Segment Commentary

ITW

Organic Revenue Y/O/Y % Changes / Key Business Trends	
Test & Measurement and Electronics	~ Test & Measurement WW: 2%, Instron drives growth ~ Total Electronics: -9%, due to slowing in electronics assembly business
Automotive OEM	~ Auto OEM WW: 4% · NA: 3% · International: 5% · Europe: -2%, ITW outperforms European auto builds · Asia Pacific: 24%, due to robust China auto build / penetration ~ Auto builds: NA: 1%, Europe: -8%, WW -1%
Polymers & Fluids	~ WW Polymers & Hygiene: -8%, PLS activities continue ~ WW Fluids: -4% ~ WW Auto Aftermarket: -6%
Food Equipment	~ Food Equipment NA: -1% - Equipment: -3% - Service: 3% ~ Food Equipment International: -4% - Equipment: -9%, cooking and refrigeration slows in France, Italy, and U.K. - Service: 4%
Welding	~ WW: -6%, general industrial markets (heavy equipment) slow ~ NA: -6%, International: -5% ~ WW Welding faced most difficult "comp" of all segments; welding demand accelerated late in quarter
Construction Products	~ Construction International: -6%, Europe: -10%, Asia Pacific: -2% ~ Construction NA: 2% (residential and renovation construction were positive; commercial construction was negative)
Specialty Products	~ Consumer Packaging: 1% ~ Appliance WW: -3%
Industrial Packaging	~ Total Industrial Packaging NA: -1% ~ Total Industrial Packaging International: -7% ~ Strapping and Equipment WW: -8%, steel strapping volumes decline in NA and Europe ~ Protective Packaging WW: 4% ~ Stretch Packaging WW: -8%

Note: WW = Worldwide; NA = North America; PLS = Product Line Simplification

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

13



2012 Q2 and Full Year Proforma

$ in Millions, except per share amounts	Q2 2012 Total Revenue	Q2 2012 Operating Income	Q2 2012 Diluted EPS	2012 Full Year Total Revenue	2012 Full Year Operating Income	2012 Full Year Diluted EPS
Actual Results (GAAP)	**$4,463**	**$758**	**$1.09**	**$17,224**	**$2,806**	**$5.21**
Decorative Surfaces net gain	-	-	-	-	-	1.34
Decorative Surfaces equity interest	-	-	-	-	-	(0.04)
Decorative Surfaces operating results	286	48	0.07	921	143	0.21
Actual Results (Proforma)	**$4,177**	**$710**	**$1.02**	**$16,303**	**$2,663**	**$3.70**



	Q2	Full Year	
	Forecast	Jan Fcst	April Fcst
Total Revenue **	2.5% - 3.5%	3% - 5%	2% - 4%
Organic Revenue Growth		1% - 3%	0% - 2%
Diluted EPS from Continuing Operations	$1.04 - $1.12	$4.13 - $4.37	$4.15 - $4.35
*% F/(U) to 2012 Diluted EPS from Continuing Operations ** *	*2% - 10%*	*10% - 16%*	*12% - 18%*
Operating Margins		16.5% - 16.9%	16.9% - 17.3%
Tax Rate		28.5% - 29.5%	28.5% - 29.5%
Restructuring	$40 - $45M*	$120 - $140M	$120 - $135M
Share Repurchases		$500M+	$850M+

* Note: Higher restructuring spend reduces operating margin 70 bps and EPS by $0.05 versus Q2 2012



** Growth comparisons are to 2012 proforma results. See slide 14 for the reconciliation from GAAP to non-GAAP measurements.

Q&A

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

Appendix

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

For further information on ROIC, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q1 2012	Q1 2013
Operating income	$ 652 *	$ 660
Taxes: (29% for 2012 & 29% for 2013)	(189)	(191)
Operating income after taxes	$ 463	$ 469
Invested capital at end of period:		
Trade receivables	$ 3,134	$ 2,789
Inventories	1,824	1,514
Net plant and equipment	2,100	1,960
Goodwill and intangible assets	7,889	7,574
Accounts payable and accrued expenses	(2,219)	(1,984)
Net assets held for sale	299	232
Other, net	569	544
Invested capital	13,596	12,629
Adjustment for Decorative Surfaces	(301)	(170)
Total adjusted invested capital	$ 13,295	$ 12,459
Average invested capital	$ 12,926	$ 12,562
Return on average invested capital	14.3%	14.9%

Note: Operating income and average invested capital have been adjusted to eliminate the impact of Decorative Surfaces

* See slide 6 for the reconciliation from GAAP to non-GAAP measurements

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 18



Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q1 2012	Q1 2013
Net cash provided by operating activities	$ 323	$ 366
Additions to plant and equipment	(84)	(89)
Free Operating Cash Flow	$ 239	$ 277



Appendix

Total Debt to Adjusted EBITDA

The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to adjusted EBITDA, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Short-term debt	$ 1,244	$ 1,438	$ 424	$ 459	$ 456
Long-term debt	3,521	3,468	4,572	4,589	4,556
Total debt	$ 4,765	$ 4,906	$ 4,996	$ 5,048	$ 5,012
Income from continuing operations (TTM)	$ 1,843	$ 1,889	$ 1,916	$ 2,464	$ 2,459
Add:					
Interest expense	197	202	206	213	223
Gain on sale of interest in Decorative Surfaces	-	-	-	(933)	(933)
Other income (expense)	(56)	(66)	(41)	(14)	(52)
Income taxes	733	754	756	1,076	1,075
Depreciation	335	332	325	323	318
Amortization and impairment of goodwill and other intangible assets	261	273	277	278	277
Adjusted EBITDA (TTM)	$ 3,313	$ 3,384	$ 3,439	$ 3,407	$ 3,367
Total Debt to Adjusted EBITDA	**1.4**	**1.4**	**1.5**	**1.5**	**1.5**

Appendix
2012 GAAP to Proforma



$ in Millions, except per share amounts	Q1 2012 Total Revenue	Operating Income	Diluted EPS	Q2 2012 Total Revenue	Operating Income	Diluted EPS
Actual Results (GAAP)	$4,358	$694	$0.95	$4,463	$758	$1.09
Decorative Surfaces operating results	275	42	0.06	286	48	0.07
Actual Results (Proforma)	$4,083	$652	$0.89	$4,177	$710	$1.02

$ in Millions, except per share amounts	Q3 2012 Total Revenue	Operating Income	Diluted EPS	Q4 2012 Total Revenue	Operating Income	Diluted EPS	2012 Full Year Total Revenue	Operating Income	Diluted EPS
Actual Results (GAAP)	$4,337	$752	$1.08	$4,066	$602	$2.11	$17,224	$2,806	$5.21
Decorative Surfaces net gain	-	-	-	-	-	1.37	-	-	1.34
Decorative Surfaces equity interest	-	-	-	-	-	(0.04)	-	-	(0.04)
Decorative Surfaces operating results	267	41	0.06	93	12	0.01	921	143	0.21
Actual Results (Proforma)	$4,070	$711	$1.02	$3,973	$590	$0.77	$16,303	$2,663	$3.70



Appendix
Segment Structure

ITW

2012		New 2013
Transportation	Automotive aftermarket moved to Polymers & Fluids.	Automotive OEM
Power Systems & Electronics	Welding becomes independent segment. Electronics combined with Test & Measurement to form new segment.	Welding
Polymers & Fluids	Addition of automotive aftermarket	Polymers & Fluids
All Other	Test & Measurement moved to new segment with Electronics.	Specialty Products
	Test & Measurement and Electronics platforms combined to form new segment	Test & Measurement and Electronics
Industrial Packaging	No change	Industrial Packaging
Food Equipment	No change	Food Equipment
Construction Products	No change	Construction Products
Decorative Surfaces	Divested	

Note: 2013 segments reflect the reclassification of certain businesses to discontinued operations

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 22

Appendix
Segment Results Q1 2013 vs. 2012



ITW

Total Revenue	Industrial Packaging	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Total Organic (Base)	**-4.4%**	**-3.4%**	**4.0%**	**-6.7%**	**-2.5%**	**-5.5%**	**-3.4%**	**0.3%**
Acquisitions	0.3%	1.8%	0.0%	2.0%	1.5%	0.8%	1.0%	3.4%
Translation	-0.6%	-0.5%	0.0%	-1.2%	-0.2%	-0.1%	-0.3%	-0.1%
Total Revenue	**-4.7%**	**-2.1%**	**4.0%**	**-5.9%**	**-1.2%**	**-4.8%**	**-3.3%**	**3.6%**

Operating Margin	Industrial Packaging	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Organic (Base) Business								
Operating Leverage	-130 bps	-120 bps	60 bps	-200 bps	-70 bps	-80 bps	-120 bps	10 bps
Changes in Variable Margin & Overhead Costs	190 bps	200 bps	-30 bps	300 bps	180 bps	-80 bps	250 bps	130 bps
Total Organic (Base)	**60 bps**	**80 bps**	**30 bps**	**100 bps**	**110 bps**	**-160 bps**	**130 bps**	**140 bps**
Acquisitions	-	-20 bps	-	-30 bps	-30 bps	-40 bps	-20 bps	-70 bps
Divestitures	-	-	-	-	-	-	10 bps	-
Restructuring	80 bps	70 bps	-30 bps	-110 bps	-10 bps	-20 bps	210 bps	-
Translation	-10 bps	-10 bps	10 bps	10 bps	-	20 bps	-10 bps	10 bps
Total Operating Margin	**130 bps**	**120 bps**	**10 bps**	**-30 bps**	**70 bps**	**-200 bps**	**320 bps**	**80 bps**



Appendix
Operating Margin % Reconciliation

Q1 2013	Industrial Packaging	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Operating Margin %	**12.4%**	**13.0%**	**19.8%**	**14.6%**	**16.7%**	**26.0%**	**11.7%**	**19.9%**
Amortization of intangible assets & other non-cash acquisition accounting items	1.1%	4.2%	0.1%	4.1%	0.7%	0.5%	1.0%	1.7%
Adjusted Operating Margin %	**13.5%**	**17.2%**	**19.9%**	**18.7%**	**17.4%**	**26.5%**	**12.7%**	**21.6%**

2011 & 2012 Segment Data



Restated for Discontinued Operations and Segment Changes

$ in Millions	Q1 2012			Q2 2012			Q3 2012			Q4 2012			2012 Full Year			2011 Full Year		
	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %
Industrial Packaging	$ 608	$ 68	11.1%	$ 622	$ 78	12.6%	$ 595	$ 76	12.8%	$ 571	$ 66	11.6%	$ 2,396	$ 288	12.0%	$ 2,436	$ 270	11.1%
Test & Measurement and Electronics	530	62	11.8%	593	93	15.7%	623	114	18.2%	553	73	13.2%	2,299	342	14.9%	2,011	300	14.9%
Automotive OEM	566	112	19.7%	547	109	19.9%	521	99	19.1%	537	101	18.8%	2,171	421	19.4%	2,092	386	18.4%
Polymers & Fluids	526	78	14.9%	550	91	16.6%	510	81	15.8%	485	76	15.7%	2,071	326	15.8%	2,069	329	15.9%
Food Equipment	473	76	16.0%	476	78	16.4%	491	93	19.0%	499	85	17.0%	1,939	332	17.1%	1,985	311	15.7%
Welding	495	139	28.0%	469	121	25.9%	443	109	24.5%	440	101	23.0%	1,847	470	25.4%	1,724	440	25.5%
Construction Products	433	37	8.5%	453	61	13.4%	442	60	13.7%	433	47	10.8%	1,761	205	11.6%	1,792	226	12.6%
Specialty Products	465	88	19.1%	481	106	22.0%	458	90	19.6%	467	81	17.4%	1,871	365	19.5%	1,856	383	20.6%
Intersegment	(13)			(14)			(13)			(12)			(52)			(58)		
Total Segments	**$ 4,083**	**$ 660**	**16.2%**	**$ 4,177**	**$ 737**	**17.6%**	**$ 4,070**	**$ 722**	**17.7%**	**$ 3,973**	**$ 630**	**15.9%**	**$16,303**	**$ 2,749**	**16.9%**	**$15,907**	**$ 2,645**	**16.6%**
Unallocated	-	(8)	n/a	-	(27)	n/a	-	(11)	n/a	-	(40)	n/a	-	(86)	n/a	-	(130)	n/a
Decorative Surfaces	275	42	15.3%	286	48	16.8%	267	41	15.4%	93	12	12.9%	921	143	15.5%	1,084	154	14.2%
Total Company	**$ 4,358**	**$ 694**	**15.9%**	**$ 4,463**	**$ 758**	**17.0%**	**$ 4,337**	**$ 752**	**17.3%**	**$ 4,066**	**$ 602**	**14.8%**	**$17,224**	**$ 2,806**	**16.3%**	**$16,991**	**$ 2,669**	**15.7%**